SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES COMPETITION COMMISSION'S DECISION TO BREAK UP THE BAA AIRPORT MONOPOLY

While BAA delays the sale of Stansted, costs keep rising, while traffic keeps falling

Ryanair, the world's favourite airline, welcomed this morning's (19th July) latest confirmation by the UK Competition Commission that the BAA airport monopoly should be forced to sell Stansted and at least one Scottish airport.  Ryanair hopes that this latest confirmation of the CC's original (August 2008) decision will finally end the BAA monopoly's policy of using its legal stratagems to delay this sale, while it continues to overcharge airlines at Stansted to generate excess monopoly profits, while losing more routes and traffic.  Ryanair calls on the UK Government to intervene and force the early sale of Stansted and one of the Scottish airports to allow competition between airports to deliver a better deal for airport users, where the BAA monopoly has repeatedly failed.

Ryanair condemned the BAA's continuing mismanagement of, and monopoly abuses at, Stansted Airport.  Over the past five years the BAA has doubled its charges to airlines at Stansted, and is now generating excess profits.  During that five year period, traffic at Stansted has collapsed from over 24m in 2007 to just over 18m in 2011.  Already this year, Ryanair, easyJet, Air Berlin, Thomas Cook, Thompson, Star1 and Air Asia have announced further cuts in flights and traffic at Stansted in the face of continuing high costs and monopoly profiteering by BAA Stansted.

Ryanair has instructed its lawyers to examine the regulatory accounts of BAA Stansted which show excess charges and monopoly profiteering by the BAA at Stansted.  Sadly the incompetent regulator (the CAA) allows these monopoly profits to be understated through cost transfers and Head Office charges applied by the BAA monopoly.  Ryanair believes that the BAA is abusing its monopoly power at Stansted to gouge airlines and passengers in order to fund Ferrovial's ownership and development of Heathrow Airport.  Ryanair intends to shortly launch legal proceedings against BAA Stansted, seeking a recovery of the overcharges which Ryanair believes it and other Stansted airlines have suffered at the BAA monopoly's hands in recent years.

Welcoming today's ruling by the Competition Commission, Ryanair's Michael O'Leary said:

"Back in August 2008, the Competition Commission recommended the break up of the BAA airport monopoly.  The Competition Commission found that "the BAA's monopoly ownership of Heathrow, Gatwick and Stansted airports had adversely affected competition".  It also found that "the way the BAA has conducted its business has adversely affected competition".  It also concluded that "the inadequate regulatory regime operated by the CAA has adversely affected competition".

"It is regrettable that today, some three years later, the BAA has still failed to comply with the Competition Commission's 2008 ruling to sell Stansted and one of the Scottish airports.  Ryanair believes that the BAA is an abusive airport monopoly, which engages in significant overcharging and monopoly profiteering at Stansted, to fund Ferrovial's acquisition and operation of Heathrow Airport.  BAA Stansted's regulatory accounts show enormous intergroup and Head Office charges being paid by Stansted Airport in order to understate the monopoly profits being exploited by the BAA monopoly at Stansted.

"Ryanair believes that the airlines and our passengers have been significantly overcharged by the BAA Stansted monopoly in recent years and while the incompetent regulator, the CAA, continues to sit on its hands and do nothing to protect users.  The Competition Commission has conclusively demonstrated that CAA airport regulation has failed in the UK and competition is the way forward.  We regret that the BAA continues to use every legal tactic in the book to delay this process for over three years now, and have no doubt that they will continue to use their expensive lawyers to frustrate and delay the sale of Stansted.  The BAA airport monopoly continues to damage competition, and the CAA's inadequate regulatory regime has allowed them to get away with it.  It is now time for the Government to intervene in this shambles and force the early sale of Stansted and one of the Scottish airports and allow competition to provide consumers with more choice, lower costs and a better experience between the London airports."

Ends.

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 July, 2011
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary